Via EDGAR

December 2, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attn:	Mr. Brian Cascio
Accounting Branch Chief

RE:	Cymer, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 5, 2009
File No. 000-21321

Ladies and Gentlemen:

This letter is being transmitted by Cymer, Inc. (the “Company”) in connection with the Company’s response by letter dated November 25, 2009 from our counsel, D. Bradley Peck of Cooley Godward Kronish LLP, to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 17, 2009 from Brian Cascio, Accounting Branch Chief. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Cymer, Inc.

/s/ PAUL B. BOWMAN
Paul B. Bowman
Senior Vice President, Chief Financial Officer and Secretary

cc:	D. Bradley Peck, Esq.